UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

WESCO International, Inc.
(Exact name of registrant as specified in its charter)

Commission file number 001-14989

Delaware (State or other jurisdiction of incorporation or organization)	25-1723342 (I.R.S. Employer Identification No.)

225 West Station Square Drive Suite 700 Pittsburgh, Pennsylvania (Address of principal executive offices)	(412) 454-2200 (Registrant's telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1 for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
WESCO International, Inc. (WESCO) presents this disclosure for the year ending December 31, 2013, to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). It imposes certain reporting obligations on SEC registrants manufacturing products containing conflict minerals which are necessary to the functionality or production of the products. Public companies are required to disclose the use of conflict minerals and whether they have been sourced from the Democratic Republic of Congo (DRC), Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (Covered Countries). Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Where WESCO discovered conflict minerals necessary to the functionality or production of products manufactured by WESCO or contracted to be manufactured by WESCO for the year 2013, WESCO conducted a good faith reasonable country of origin inquiry (RCOI) regarding those conflict minerals. The investigation was reasonably designed to determine whether any of the conflict minerals originated in the Covered Countries or were from recycled or scrap sources.

Based on that RCOI, WESCO was unable to determine the country of origin of those conflict minerals. Therefore, WESCO prepared a Conflict Minerals Report (CMR) describing such due diligence measures and attached the CMR as an Exhibit to Form SD hereto.

For reporting years 2013 and 2014, an independent private sector audit is not required, and therefore, WESCO did not subject the CMR for independent private sector audit.

A copy of WESCO’s Conflict Minerals Report for the reporting period from January 1, 2013 to December 31, 2013 is filed as Exhibit 1.02 hereto and is publicly available at http://wesco.investorroom.com, under the separate heading “Conflict Minerals Disclosure.” The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

A copy of WESCO’s Conflict Minerals Report is provided as Exhibit 1.02 hereto.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

May 30, 2014	WESCO INTERNATIONAL, INC.
(Date)
/s/ Kenneth S. Parks
Kenneth S. Parks
Senior Vice President and Chief Financial Officer